

Mail Stop 3561

November 13, 2017

Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

    Re: BJ's Restaurants, Inc.
              Form 10-K for the Fiscal Year Ended January 3, 2017
              Filed February 28, 2017
              File No. 000-21423

Dear Mr. Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2017

Management's Discussion and Analysis, page 43

Liquidity and Capital Resources, page 47

1.   Please expand the table of your key measurements pertaining to cash provided by operating activities and capital expenditures, to include data for each year in which statements of cash flows are provided. In this regard, the earliest of the three years was not presented. Also, please tell us what consideration you give to disclose your cash flows from financing activities in the table. In addition, the narrative disclosure should be expanded to discuss your cash flows from operating, investing and financing activities for each year in which statements of cash flows are presented in the filing. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

Contractual Obligations and Commitments, page 53

2.	Please consider expanding the other obligations section to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations. You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligation. We refer you to FR-83, Section II.C for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure